SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)
(Amendment No.     )*

AFTERMASTER, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

86400R 105

(CUSIP Number)

Joseph L. Cannella
Easton & Van Winkle LLP
3 Park Avenue, 16th Floor
New York, NY 10016
(212) 561-3633

 (Name, address and telephone number of Person Authorized to Receive Notices and Communications)

(September 30, 2010)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Frank Perrotti, Jr.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 20,397,665(1)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 20,397,665(1)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 20,397,665 (3)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 21.3% (2)
(14)	Type of reporting person: IN

(1)
Consists of 10,936,415 shares of common stock, 7,975,000 shares of common stock which may be acquired on conversion of 33 convertible promissory notes aggregating $3,925,000 and 1,486,250 shares of common stock which may be acquired on exercise of 44 warrants.  The common stock, promissory notes and the warrants are collectively referred to herein as the “Securities”.  The Securities were purchased by the Reporting Person from time to time during the period commencing on August 3, 2010 and ending on October 17, 2015.

(2)	Based on 95,589,701 shares of the issuer’s common stock outstanding on September 28, 2015.
(3)	The Securities are either owned by the Reporting Person directly or by FPJ Investments, LLC a single member limited liability company owned by the Reporting Person.

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value ("Common Stock"), of Aftermaster, Inc. (formerly, Studio One Media, Inc.), a Delaware corporation (the "Company"), with its principal executive offices at 6671 Sunset Blvd., Suite 1520, Hollywood, CA 90028.

Item 2.	Identity and Background.

(a) This statement is filed by Mr. Frank Perrotti, Jr. (the "Reporting Person ").

(b) The Reporting Person resides at 305 Spruce Bank Rd, Hamden, CT 06518.

(c)  The Reporting Person is a real estate developer/investor.  FPJ Investments LLC (“FPJ”), a single member limited liability company owned by the Reporting Person.  FPJ’s address is 2935 Dixwell Avenue, Hamden, CT 06518.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Except for 178,100 shares of common stock purchased by the Reporting Person on the open market, the common stock, promissory notes and warrants of the Issuer were acquired from the Issuer either directly by the Reporting Person or by FPJ during the period commencing on February 23, 2010 and ending on October 17, 2015, on which date he was issued shares of common stock related to services previously rendered as a director of the Company.  Except for shares of common stock issued to the Reporting Person in lieu of interest payments on the promissory note or director fees, the common stock and promissory notes were acquired with the personal funds of the record owner (either the Reporting Person of FPJ, as the case may be).  The warrants beneficially owned by the Reporting Person were issued by the Issuer to FPJ in connection with promissory notes, in lieu of interest on the promissory notes or in connection with the modification of certain of FPJ’s rights under the promissory notes.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities for investment purposes.  The Reporting Person was a member of the board of directors of the Issuer from February 4, 2011 until August 28, 2015.  Except as set forth in Item 5 and 6, the Reporting Person did not have any plans or proposal outside of the scope of his normal fiduciary duties as a director of the Issuer, during the time that he served in such capacity.

Except as set forth above in this Item 4 and in Item 6, the Reporting Person does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Reporting Person from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person beneficially owns 20,397,665 shares of common stock consisting of 10,936,415 shares of common stock, 7,975,000 shares of common stock which may be acquired on conversion of 33 convertible promissory notes aggregating $3,925,000 and 1,486,250 shares of common stock which may be acquired on exercise of 44 warrants.  The Reporting Person also owns three (3) promissory notes aggregation $575,000 which are not convertible.  The convertible promissory notes were convertible commencing 6-months after issuance and the warrants exercisable for a 5-year period which was extended for those warrants nearing their expiration date.  The chart below lists the date each Security was acquired, the record owner of the Security and the consideration for the issuance of the Security.  The Reporting Person would be deemed to beneficially own 21.3% of the Issuer’s outstanding Common Stock assuming the convertible promissory notes are converted at the conversion previously set forth therein and the warrants are exercisable on the exercise prices set forth therein. The Reporting Person has not sold any securities of the Issuer.

(b)
The Reporting Person has sole voting power and sole dispositive power over the shares of common stock, and does not have shared voting power or shared dispositive power over any shares of common stock.

(c)	Except as reported above in this Item 5, the Reporting Person has not affected any transactions in the common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Owned By Reporting Person
Common Stock

Date of Transaction	Shares	Purchase Price
10/15/2007(5)	300	$5.848
10/16/2007(5)	1,000	$5.835
10/17/2007(5)	2,000	$5.833
10/23/2007(5)	3,000	$5.682
01/10/2008(5)	3,000	$5.632
02/01/2008(5)	2,000	$4.783
03/31/2008(5)	1,500	$4,334
04/01/2008(5)	1,000	$4.185
09/24/2009(5)	5,000	$.0671
11/19/2009(5)	5,000	$1.021
11/25/2009(5)	1,800	$0.883
12/21/2009(5)	5,000	$0.95
12/23/2009(5)	3,500	$0.971
12/24/2009(5)	5,000	$0.921
12/28/2009(5)	5,000	$0.916
12/28/2009(5)	3,000	$0.927
12/29/2009(5)	5,000	$0.901

Common Stock (continued)

Date of Transaction	Shares	Purchase Price
01/07/2010(5)	5,000	$0.972
01/14/2010(5)	2,000	$1.003
03/01/2010(5)	5,000	$0.94
03/01/2010(5)	2,500	$0.912
03/02/2010(5)	10,000	$0.933
03/01/2011(1)	13,314	$0.69
05/04/2011(1)	15,000	$1
06/06/2011(5)	4,000	$0.912
06/08/2011(5)	5,000	$0.911
07/25/2011(1)	23,077	$0.65
11/03/2011(1)	28,846	$0.52
03/21/2012(5)	47,500	$0.3851
11/19/2012(1)	224,116	$0.36
02/22/2013(1)	121,212	$0.13
05/08/2013(1)	140,845	$0.11
05/30/2013(5)	45,000	$0.18
07/22/2013(1)	89,686	$0.17
10/22/2013(1)	68,259	$0.22
01/28/2014(1)	69,930	$0.1
04/16/2014(1)	95,964	$0.16
05/06/2014(1)	1,755	$0.21
07/18/2014(1)	86,580	$0.17
02/12/2015(1)	45,558	$0.33
07/09/2015(1)	32,626	$0.46
07/09/2015(1)	33,956	$0.44
10/17/2015(1)	18,372	$0.518
TOTAL	1,287,196

Owned By FPJ Investment, Inc.
Common Stock

Date of Transaction	Shares	Purchase Price
05/04/2010(2)	4,325	$0.6461
07/14/2010(2)	18,585	$0.6546
10/08/2010(2)	29,593	$0.6277
01/25/2011(2)	33,605	$0.6824
05/04/2011(2)	37,257	$1.39
07/25/2011(2)	37,240	$0.85
10/13/2011(2)	65,344	$0.67
12/08/2011(2)	25,468	$0.61
12/08/2011(2)	33,562	$0.55
07/03/2012(2)	256,595	$0.44
09/11/2012(2)	389,263	$0.25
11/19/2012(2)	396,806	$0.3
02/22/2013(2)	609,313	$0.13
05/08/2013(2)	761,869	$0.17
07/22/2013(2)	817,006	$0.17
10/22/2013(2)	731,871	$0.1
01/28/2014(2)	739,913	$0.1
04/16/2014(2)	727,311	$0.17
05/06/2014(2)	83,103	$0.23
07/18/2014(2)	754,180	$0.24
10/08/2014(2)	584,588	$0.25
12/09/2014(2)	1,234,040	$0.5
02/12/2015(2)	301,756	$0.52
05/18/2015(2)	304,179	$0.49
07/14/2015(2)	275,483	$0.53
10/15/2015(2)	396,964	$0.36
TOTAL	9,649,219

Promissory Notes

Date of Issuance	Purchase Price	Conversion Price	Underlying Shares of Common Stock
02/23/2010	$250,000	$0.5	500,000
05/04/2010	$250,000	$0.5	500,000
08/19/2010	$250,000	$0.5	500,000
12/28/2010	$250,000	$0.5	500,000
11/03/2011	$250,000	$0.4	625,000
12/02/2011	$250,000	$0.5	500,000
12/15/2011	$100,000	$0.5	200,000
12/30/2011	$300,000	$0.5	600,000
02/03/2012	$100,000	$0.5	200,000
02/16/2012	$100,000	$0.5	200,000
03/02/2012	$150,000	$0.5	300,000
03/16/2012	$200,000	$0.5	400,000
04/17/2012	$200,000	$0.5	400,000
05/03/2012	$150,000	$0.5	300,000
06/05/2012	$125,000	$0.5	250,000
06/20/2012	$125,000	$0.5	250,000
08/09/2012	$50,000	$0.5	100,000
09/10/2012	$50,000	$0.5	100,000
10/10/2012	$100,000	$0.5	200,000
10/17/2012	$100,000	$0.5	200,000
10/25/2012	$50,000	$0.5	100,000
11/13/2012	$75,000	$0.5	150,000
11/23/2012	$25,000	$0.5	50,000
11/28/2012	$50,000	$0.5	100,000
12/17/2012	$50,000	$0.5	100,000
01/14/2013	$75,000	$0.5	150,000
01/23/2013	$25,000	$0.5	50,000
01/31/2013	$35,000	$0.5	70,000
02/05/2013	$5,000	$0.5	10,000
02/14/2013	$10,000	$0.5	20,000

Promissory Notes (continued)

Date of Issuance	Purchase Price	Conversion Price	Underlying Shares of Common Stock
02/22/2013	$50,000	$0.5	100,000
03/06/2013	$50,000	$0.5	100,000
04/08/2013	$75,000	$0.5	150,000
TOTAL	$3,925,000	-	7,975,000

Warrants
Date of Issuance	Exercise Price	Underlying Shares of Common Stock
02/23/2010 (4)	$0.5	50,000
05/04/2010(4)	$0.5	50,000
08/19/2010(4)	$0.5	50,000
11/15/2010(3)	$0.4	25,000
11/22/2010(3)	$0.4	25,000
12/07/2010(3)	$0.4	50,000
12/27/2010(4)	$0.4	50,000
02/04/2011(4)	$0.5	50,000
04/01/2011(2)	$0.6	30,000
05/01/2011(2)	$0.6	30,000
06/01/2011(2)	$0.6	30,000
06/30/2011(3)	$0.6	50,000
07/30/2011(3)	$0.6	50,000
09/30/2011(4)	$0.4	25,000
10/17/2011(4)	$0.4	30,000
11/03/2011(4)	$0.4	60,000
12/02/2011(4)	$0.4	112,500
12/15/2011(4)	$0.4	50,000
12/30/2011(4)	$0.4	150,000
02/03/2012(4)	$0.4	25,000
02/16/2012(4)	$0.4	25,000
03/02/2012(4)	$0.4	37,500

Warrants (continued)

Date of Issuance	Exercise Price	Underlying Shares of Common Stock
03/16/2012(4)	$0.4	50,000
04/17/2012(4)	$0.4	50,000
05/03/2012(4)	$0.4	37,500
06/05/2012(4)	$0.4	31,250
06/20/2012(4)	$0.4	31,250
08/09/2012(4)	$0.4	12,500
09/10/2012(4)	$0.4	12,500
10/10/2012(4)	$0.4	25,000
10/17/2012(4)	$0.4	25,000
10/25/2012(4)	$0.4	12,500
11/13/2012(4)	$0.4	18,750
11/23/2012(4)	$0.4	6,250
11/28/2012(4)	$0.4	12,500
12/17/2012(4)	$0.4	12,500
01/14/2013(4)	$0.4	18,750
01/23/2013(4)	$0.4	6,250
01/31/2013(4)	$0.4	8,750
02/05/2013(4)	$0.4	1,250
02/14/2013(4)	$0.4	2,500
02/22/2013(4)	$0.4	18,750
03/06/2013(4)	$0.4	18,750
04/08/2013(4)	$0.4	18,750
TOTAL	-	1,486,250

1.	Issued in connection with services as a Director.
2.	Issued in lieu of interest.
3.	Issued in connection with the modification of certain of FPJ's rights in connection with a promissory note.
4.	Issued in connection with a loan by FPJ to Issuer which was evidenced by a promissory note.
5.	Stock market purchase.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person was a member of the board of directors of the Issuer from February 4, 2011 to August 28, 2011 and accordingly, may have had the ability to effect, influence and control the Issuer during that time frame.  In addition the Reporting Person currently owns 36 promissory notes of the Issuer aggregating $4,500,000, which notes have been extended from time to time substantially beyond their initial and amended maturity dates.  The maturity dates of the promissory notes have most recently been extended to October 15, 2015, and are now due and owing.  An aggregate of $2,025,000 of the promissory notes are secured by all of the Issuer’s assets and an aggregate of $1,450,000 have been secured by selected assets of the Issuer.  The security features are contained in written security agreements.  The Reporting Person is currently negotiating with the Issuer to amend and restate the promissory notes, including the security features thereof, as well as the terms of the warrants.  Since the Reporting Person has been advised that the Issuer does not have the financial capacity to satisfy the obligations owed under the promissory notes, the Reporting Person has significant leverage in those negotiations.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015

/s/ Frank Perrotti, Jr.
Frank Perrotti, Jr.